

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Mr. Mark J. Rosenblum
Chief Financial Officer
Advaxis, Inc.
The Technology Centre of New Jersey
675 Route 1, Suite 119
North Brunswick, NJ 08902

> **Re:** **Advaxis, Inc.**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2010**
> **Filed June 3, 2010**
> **File No. 000-28489**

Dear Mr. Rosenblum:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for Fiscal Quarter Ended April 30, 2010
Financial Statements
Notes to Financial Statements
7. Shareholder's Equity
Preferred Equity Financing, page 12

1. You classified non-convertible, redeemable Series A Preferred Stock issued in 2010 as shareholders' equity. Since your Series A Preferred Stock is subject to repurchase at the investor's election under certain circumstances, or following the consummation of certain fundamental transactions, at the option of a majority of the preferred stock holders please tell us why you have classified the preferred stock issuances as shareholders' equity. Please refer to ASC 480-10-S99 and ASC 210-10-S99.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant